Exhibit 99.1

Disclosure of Transactions in Own Shares

Paris, February 5, 2024 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from January 29 to February 2, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
29/01/2024	207,958	60.602010	12,602,672.80	XPAR
29/01/2024	195,000	60.431093	11,784,063.14	CEUX
29/01/2024	60,000	60.391571	3,623,494.26	TQEX
29/01/2024	35,000	60.515945	2,118,058.08	AQEU
30/01/2024	281,431	60.360887	16,987,424.79	XPAR
30/01/2024	141,000	60.259273	8,496,557.49	CEUX
30/01/2024	39,000	60.266084	2,350,377.28	TQEX
30/01/2024	37,000	60.269715	2,229,979.46	AQEU
31/01/2024	204,187	60.670014	12,388,028.15	XPAR
31/01/2024	204,726	60.595237	12,405,420.49	CEUX
31/01/2024	42,558	60.609903	2,579,436.25	TQEX
31/01/2024	44,818	60.610442	2,716,438.79	AQEU
01/02/2024	342,430	60.588292	20,747,248.83	XPAR
01/02/2024	111,500	60.491083	6,744,755.75	CEUX
01/02/2024	22,000	60.476267	1,330,477.87	TQEX
01/02/2024	22,000	60.494238	1,330,873.24	AQEU
02/02/2024	270,278	59.862868	16,179,616.24	XPAR
02/02/2024	165,000	59.791086	9,865,529.19	CEUX
02/02/2024	33,500	59.793495	2,003,082.08	TQEX
02/02/2024	32,000	59.812010	1,913,984.32	AQEU
Total	2,491,386	60.367008	150,397,518.48

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).